UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE MILLS CORPORATION
(Name of Subject Company (Issuer))

SPG-FCM VENTURES, LLC (Offeror)

SIMON PROPERTY GROUP, INC. (an indirect Parent of Offeror)

FARALLON CAPITAL MANAGEMENT, L.L.C. (an indirect Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

601148109
(CUSIP Number of Class of Securities)

SPG-FCM VENTURES, LLC
c/o James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, Indiana 46204
(317) 636-1600

and

Mark C. Wehrly
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California 94111
(415) 421-2132

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

and

Robert B. Schumer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,436,352,082.75	$44,096.01

*                  Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of $25.25 per share by 56,885,231 shares of common stock, par value $0.01 per share, of The Mills Corporation (based upon the 56,885,231 shares (including 110,660 restricted Shares) represented by The Mills Corporation in the Merger Agreement (as defined herein) to be issued and outstanding as of February 6, 2007).

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,096.01	Filing Party:	SPG-FCM Ventures, LLC/Simon Property Group, Inc./Farallon Capital Management, L.L.C.
Form or Registration No.:	SC TO-T	Date Filed:	N/A

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐             Check the appropriate boxes below to designate any transactions to which the statement relates.

☒           third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by SPG-FCM Ventures, LLC, a Delaware limited liability company (including any successor, the “Purchaser”), an indirect subsidiary of Simon Property Group, Inc. (“Simon”) and certain funds managed by Farallon Capital Management, L.L.C. (“Farallon”).  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of The Mills Corporation, a Delaware corporation (the “Company”), at a price of $25.25 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase, dated March 1, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule TO.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Section 16, “Certain Legal Matters; Required Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented by adding the following:

“Litigation.  Mills has been subject to litigation relating to its restatement process and its previous merger agreement with Brookfield.  Stockholder plaintiffs have filed three complaints in the Court of Chancery in and for Newcastle County, Delaware, and five complaints in the Circuit Court for Montgomery County, Maryland, challenging the previously proposed Brookfield transaction. The actions filed in Delaware are captioned Kloc v. Mills Corp., et al. (Case No. 2700-N) filed January 26, 2007; Kaufman v. Mills Corp., et al. (Case No. 2707-N) filed January 30, 2007; and Young v. Mills Corp., et al. (Case No. 2723-N) filed February 8, 2007, and have been consolidated. The Maryland actions are captioned Prieston v. Siegel, et al. (Case No. 276187-V) (claims added on January 18, 2007 to previously filed action); Leone v. Siegel, et al. (Case No. 276188-V) (claims added on January 18, 2007 to previously filed action); Staehr v. Mills Corp., et al. (Case No. 277001-V) (claims added on January 23, 2007 to previously filed action) and Stevens v. Mills Corp., et al. (Case No. 278757-V) filed January 19, 2007; and Sofos v. Mills Ltd. P’ship, et al. (Case No. 278760-V) filed January 19, 2007, and have been consolidated. All actions are purported class actions naming Mills and its directors as defendants and alleging violation of fiduciary duties in approving the Brookfield transaction. Some actions also assert claims against Brookfield for aiding and abetting a breach of fiduciary duty. The Prieston and Leone actions in Maryland are additionally styled as derivative actions against Mills’ directors on behalf of the Company and seek to assert claims arising out of the Company’s announced intention to restate Mills’ and Mills LP’s previously issued financial statements. The various actions seek to enjoin the proposed Brookfield transaction, disgorgement of any profits received by the defendants as the result of wrongful conduct, and other relief.

On March 7, 2007, plaintiffs Prieston and Leone amended their consolidated complaint to challenge the proposed transaction pursuant to which Mills would be acquired by Purchaser pursuant to the transactions contemplated by the Merger Agreement.  As amended, the complaint alleges, among other things,  that the Mills board of directors suffered from alleged conflicts of interest and breached its fiduciary duties by approving the Merger Agreement and the transactions contemplated thereby at an allegedly unfair and inadequate price because its members sought to avoid alleged potential personal liability as a result of the derivative suits arising out of the Company’s pending restatement of its financial statements.  The complaint further asserts that Simon and Farallon (which were named as additional defendants in the amended complaint) aided and abetted such breach of fiduciary duty, and that the public disclosures made in connection with the Simon/Farallon tender offer were inadequate.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 19, 2007 that the information set forth in this statement is true, complete and correct.

SPG-FCM VENTURES, LLC

By:	/s/ Richard B. Fried
	Name:	Richard B. Fried
	Title:	President

SIMON PROPERTY GROUP, INC.

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer

FARALLON CAPITAL MANAGEMENT, L.L.C

By:	/s/ Mark C. Wehrly
	Name:	Mark C. Wehrly
	Title:	Managing Member